FEDERATED INCOME SECURITIES TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

November 6, 2015

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INCOME SECURITIES TRUST (the “Trust” or “Registrant”)

Federated Floating Rate Strategic Income Fund (the “Fund”)

1933 Act File No. 33-3164

1940 Act File No. 811-4577

Dear Mr. Williamson:

The Registrant is filing this response to your comments provided on October 20, 2015 with respect to the Fund. The Registrant understands that the Staff of the Securities and Exchange Commission (“Staff”) is reviewing a number of funds that invest in bank loans and has identified two issues: 1) transactions in bank loans can take longer than seven days; and 2) bank loans may not be securities and may not have protections under the federal securities laws.

COMMENT 1. Disclose in an applicable section of the prospectus that it may take longer than seven days for transactions in bank loans to settle. Please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

RESPONSE: The Registrant has reviewed the Fund’s disclosure in its prospectus and statement of additional information (“SAI”) regarding how it may take longer than seven days for transactions in bank loans to settle.

Notwithstanding the disclosure found in the Fund’s SAI, the Fund’s prospectus includes detailed disclosure regarding the risks of investing in loans, including loan liquidity risk. While the Fund’s existing disclosure does not make specific reference to “seven days,” the Registrant respectfully submits that the Fund’s existing disclosure does describe that loan instruments “may not be readily marketable and may be subject to restrictions on resale. In some cases, negotiations involved in disposing of loans may require weeks to complete.”

The Registrant respectfully believes that the Fund’s existing disclosure is appropriate. However, the Registrant will make certain revisions to the Fund’s Summary and Statutory Prospectus disclosure under “Loan Liquidity Risk” and “Loan Risk” substantially as shown below (underlined text is added and strikethrough text is deleted):

Loan Liquidity Risk. Loans generally are subject to legal or contractual restrictions on resale. The liquidity of loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual loans. For example, if the credit quality of a loan unexpectedly declines significantly, secondary market trading in that loan can also decline for a period of time. During periods of infrequent trading, valuing a loan can be more difficult and buying and selling a loan at an acceptable price can be more difficult and delayed. Difficulty in selling a loan can result in a loss.

~~Loan Risk.~~ Loan instruments may not be readily marketable and may be subject to restrictions on resale. In some cases, negotiations involved in disposing of loans may require weeks to complete. Thus, transactions in loan instruments may take longer than seven days to settle. This could pose a liquidity risk to the Fund and, if the Fund’s exposure to such investments is substantial, could impair the Fund’s ability to meet shareholder redemptions in a timely manner. ~~Additionally, collateral on loan instruments may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets will satisfy a borrower’s obligations under the instrument.~~

Please note that the deleted text will be moved to “Risk of Investing in Loans” as outlined in our response to Comment 2(b) below.

Regarding how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period, the Fund has disclosure in its prospectus regarding the categories of more liquid investments, other than loan instruments, that it may utilize to pursue its investment objective. These other investments may be liquidated, as necessary, to meet short-term liquidity needs.

The Fund may also invest in overnight repurchase agreements and/or shares of an affiliated money market fund in order to maintain sufficient cash to pay for daily net redemptions and portfolio transactions. In the event that the Fund does not have sufficient cash for these purposes, it could incur overdrafts, enter into reverse repurchase agreements or otherwise borrow money in accordance with its investment limitations.

Further, the Securities and Exchange Commission has granted an exemption that permits the Fund and all other funds advised by subsidiaries of Federated Investors, Inc. (“Federated funds”) to lend and borrow money for certain temporary purposes directly to and from other Federated funds. The Fund is eligible to draw on a $100,000,000 unsecured, uncommitted revolving line of credit (LOC) agreement with PNC Bank which is available for extraordinary or emergency purposes, primarily for financing redemption payments.

COMMENT 2 (a). The Fund’s principal risk disclosure does not appear to describe the fact that bank loans can take significantly longer than seven days to settle and that this can translate to risks for investors when they redeem.

Please explain whether the Fund has considered adding these risks of investing in the Fund. If a determination was made that these risks are not principal, please explain the basis of this determination. Otherwise, please make revisions to the principal risk disclosure.

RESPONSE: The Registrant respectfully believes that the Fund’s existing disclosure is appropriate, but will make certain revisions as noted in its response to Comment 1. In addition, the Fund will update its prospectus by adding the disclosure set forth below in the response to Comment 2(b).

COMMENT 2 (b). The Fund’s principal risk disclosure does not appear to describe the fact that investments in bank loans may not be securities and may not have protection under the federal securities laws.

Please explain whether the Fund has considered adding these risks of investing in the Fund. If a determination was made that these risks are not principal, please explain the basis of this determination. Otherwise, please make revisions to the principal risk disclosure.

RESPONSE: The Fund’s SAI includes disclosure regarding the fact that investments in loans may not be securities and, therefore, may not have protection under securities laws. Upon review and consideration of the Fund’s disclosure, the Registrant will add disclosure to the Fund’s Summary and Statutory Prospectuses under the “Risk of Investing in Loans” substantially as shown below (underlined text is added):

Risk of Investing in Loans. In addition to the risks generally associated with debt instruments, such as credit, market, interest rate, liquidity and derivatives risks, bank loans are also subject to the risk that the value of the collateral securing a loan may decline, be insufficient to meet the obligations of the borrower or be difficult to liquidate. The Fund’s access to the collateral may be limited by bankruptcy, other insolvency laws or by the type of loan the Fund has purchased. For example, if the Fund purchases a participation instead of an assignment, it would not have direct access to collateral of the borrower. As a result, a floating rate loan may not be fully collateralized and can decline significantly in value. Additionally, collateral on loan instruments may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets will satisfy a borrower’s obligations under the instrument. Loans generally are subject to legal or contractual restrictions on resale.

Loans and other forms of indebtedness may be structured such that they are not securities under securities laws. As such, it is unclear whether loans and other forms of direct indebtedness offer securities law protections, such as those against fraud and misrepresentation. In the absence of definitive regulatory guidance, while there can be no assurance that fraud or misrepresentation will not occur with respect to the loans and other investments in which the Fund invests, the Fund relies on the Adviser’s research in an attempt to seek to avoid situations where fraud or misrepresentation could adversely affect the Fund.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Leslie Petrone at (724)720-8840.

Very truly yours,

George F. Magera

/s/ George F. Magera

Assistant Secretary